Filed by Teck Cominco Limited
This communication is filed pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: Inco Limited
Commission File Number: 001-01143
Date: May 8, 2006

Teck Cominco Limited

Press Conference

May 8, 2006

Remarks of Donald R. Lindsay

Thank you Norman. And thank you very much for joining us today on such short notice.

I am pleased to be here in Toronto representing Teck Cominco’s Board of Directors to make this announcement.

Earlier today, we announced that Teck Cominco will offer to purchase all of the shares of Inco for C$78.50 per share, including C$28.00 dollars in cash. In a moment, I will tell you why we believe that this is a good deal for the shareholders of both companies.

But first, let me give you some background.

As you know, Inco has been trying for over six months to complete its offer for Falconbridge. Prior to that offer we had discussions with Inco aimed at finding a way to bring Inco and Teck Cominco together, but did not achieve a deal.

Both Inco and Falconbridge are companies which we greatly respect and, in the past, we have spoken in favour of the deal they are proposing. In fact, when I was asked by a reporter for my views on the deal just after it was announced last October, I said:

“…anything that will ultimately result in Canadian assets becoming more efficient and more competitive and more viable in a very competitive market, particularly when the next downturn comes, I think is a good thing”

I stand by my previous comments: these are good companies and the deal they propose is logical. But we believe our deal is better for Inco shareholders. It is time to let the shareholders decide.

Today, the market is telling us that Inco’s offer is unlikely to be completed on its present terms. Falconbridge has reported excellent results and currently Falconbridge is trading approximately 13% above the Inco bid.

Having signed a support agreement with Falconbridge, Inco is not in a position to discuss a Board supported transaction with us. We understand this.

In light of this background, we decided, it was time to offer Inco shareholders what is, quite simply, a better deal than the one they have been faced with for the last number of months :

•                  A better deal because they get C$78.50 per Inco share

•                  A better deal because they will receive a premium of 27.8%

•                  A better deal because they will receive C$28.00 per share in cash

•                  A better deal because they will participate in a well capitalized company with an even stronger balance sheet than what they currently have

•                  A better deal because they will receive the dividends of $2 per share now paid by Teck Cominco, that will be a significantly higher yield than they currently enjoy

•                  A better deal because they will benefit from broader diversification, reduced earnings volatility and the resulting higher stock market multiples that came from that redeemed volatility

•                  A better deal because they will share in Teck Cominco’s exceptional cash flow and earning power.

Here are the specifics of the transaction:

We intend to offer Inco shareholders C$78.50 per Inco share, representing a premium of 27.8% over the 30 day volume weighted average price of Inco common shares as of Friday.

Inco shareholders will have the right to elect to receive C$78.50 in cash or 0.9776 of a Teck Cominco Class B share plus C$0.05 in cash for each Inco share.

The consideration will be pro rated based on the maximum cash available of C$6.36 billion and the maximum number of shares available of approximately 143 million.

Our offer will be subject to customary conditions, including receipt of all necessary regulatory approvals. I should note that we have very little product overlap with Inco, and we do not expect that our transaction will face the same regulatory challenges that have delayed the Inco/Falconbridge transaction.

In addition, our offer will be subject to the condition that Inco’s announced take-over bid for Falconbridge shall have been withdrawn or terminated, and that the Inco/Falconbridge support agreement shall have been terminated in accordance with its terms.

Let me now explain why the combination of Inco and Teck Cominco will be a terrific company.

The proposed combination will create a Canadian-based, financially strong and broadly diversified mining powerhouse. In fact, the new company will be:

•                  The world’s leading miner of zinc - a commodity with excellent market fundamentals;

•                  The world’s second largest producer of nickel - a metal with a strong outlook;

—           When Goro is in production the company will be # 1 in nickel.

•                  The world’s second largest producer of seaborne hard coking coal through its interest in Elk Valley Coal;

•                  The world’s leading producer of indium — an essential component of flat-panel screens, for which demand is skyrocketing

•                  An important producer of copper, gold and silver;

•                  An important producer of platinum, palladium, cobalt and molybdenum and various specialty metals;

•                  And in addition, Teck Cominco’s recent entry into the Canadian oil sands is an important platform for future growth and a natural hedge for energy costs.

For both Teck Cominco shareholders and Inco shareholders this is a very attractive proposition.

Teck Cominco is an outstanding mining company. A top pick of numerous analysts, we have just posted record first quarter earnings. Indeed, the company has generated net income of C$1.6 billion over the 12 months ending March 31st. During that period, I would point out that the zinc price averaged US73¢ per pound and the copper price averaged US$1.86 per pound. These last 12 months and more have been great. But, the metal markets have only continued to improve. I would point out that the zinc price at last Friday’s close was US$1.59 versus that US73¢ and the copper price was US$3.54 per pound versus US$1.86.

It should be easy to see why we think that our shares have tremendous upside, and are valuable consideration for Inco shareholders.

As well as Teck Cominco has performed, the fundamentals are so strong now, and could well get even stronger, that the best may be yet to come.

Over the last 10 years, Teck Cominco invested heavily in its assets to ensure long term optimal performance. As a consequence, Teck Cominco is now realizing substantial free cash flow from that investment. This deal represents an ideal opportunity to deploy some of that cash to acquire new long-life, low-cost assets — core to any great mining company’s success.

The deal will create substantial long term shareholder value for Teck Cominco shareholders through a larger, more diversified entity that will be well-positioned for outstanding growth. And, importantly, it will be accretive to both Teck Cominco’s earnings and cash flow.

Inco has a strong portfolio of assets and a strong management team. We will integrate that team into Teck Cominco’s management structure.

Inco’s strength in nickel will be a good complement to Teck Cominco’s strength in zinc, coal, copper and gold. The combined company’s broadened diversification will reduce the volatility of earnings and open the way to achieving the multiples commonly enjoyed by the largest diversified mining companies.

The two companies’ major capital spending requirements, and related growth projects are well sequenced. Teck Cominco’s current strong free cash flow will be beneficial while Goro is under construction. The timing of cash flow from Goro will then dovetail nicely with Teck Cominco’s subsequent capital investment in oil sands. Underpinning all of the proposed capital investment is a robust stream of cash flow from existing operations that will maintain the company’s credit capacity.

Teck Cominco is recognized for its commitment to the principles of sustainability. Its leadership in building relationships with aboriginal communities is well demonstrated at our Red Dog Mine in Northwestern

Alaska. A Government of Canada-led survey of air emissions from Canadian-based metal smelters shows Teck Cominco’s Trail operation is among the best in the country. Teck Cominco will bring this experience and commitment to the assets and opportunities provided by the combined company.

Many deals in the mining business are done without an expectation of substantial synergies. From our perspective, cost savings are not the primary driver for this transaction, but we do expect there will be much that we can achieve.

In fact, depending on what we learn once we’re inside, we are confident that there will be great potential for synergies; especially if we are able to use our patented CESL hydromet process at Voisey’s Bay, Thompson or both. Discussions with Inco about a license of this technology at Voisey’s Bay have not progressed. The CESL technology also has the potential to address future air emissions issues at Thompson. We are eager to see what our technology can do at these sites. We believe that it is not unreasonable to expect cost savings in the several hundreds of millions of dollars from the application of this technology.

We also expect there will be a number of opportunities to improve efficiencies over time. Our preliminary analysis suggests that we should set an early target for synergies of at least C$150 million per year. Once that is accomplished we would then look for more.

General and Administrative (G&A) expenses are probably the most obvious place to eliminate duplication. Last year the combined G&A expenses of the two companies were about C$340 million; C$250 million at Inco and C$90 million at Teck Cominco. Even a 25% reduction in this category will mean annual savings of over C$85 million.

We don’t believe that you need a common set of shareholders to realize synergies.

Although we have not had any discussions with Falconbridge given the current circumstances, we believe we could achieve a significant portion of Inco’s estimate of potential savings in Sudbury by extending our long history of successfully partnering with Falconbridge. After the deal closes, we believe that we should be able to work with Falconbridge to realize at least C$75 million of savings, subject to any required approvals. This is not a large target relative to what has previously been suggested by Inco.

In closing, it is clear that consolidation of the Canadian mining industry is under way. Decisions on how to best consolidate the industry are going to be made in the next few weeks, and we think that they should be made by shareholders who have all the options before them. Today we are announcing our offer and we think Inco shareholders will agree that this is the best deal for them.

Thank you.

Important Notice

This document may be deemed to be solicitation material in respect of Teck Cominco’s proposed tender offer for the shares of Inco. Teck Cominco will prepare and file a Registration Statement on Form F-10 (containing an offer to purchase and a share takeover bid circular) and a tender offer statement on Schedule T-O with the United States Securities and Exchange Commission (“SEC”). Teck Cominco, if required, will file other documents regarding the proposed tender offer with the SEC.

Investors and shareholders are urged to read the takeover bid circular, Registration Statement, the Schedule T-O and any other relevant documents filed or that will be filed with the SEC when they become available because they will contain important information about the offer for Inco shares. These documents will be available without charge on the SEC’s web site at www.sec.gov and may be obtained without charge from the SEC at telephone number 800-SEC-0330. Free copies of these documents can also be obtained by directing a request to Teck Cominco, 600-200 Burrard St. Vancouver British Columbia Canada, V6C 3L9, attention Corporate Secretary, by telephone to (604)687-1117, or by email to: info@teckcominco.com.

 Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variation of such words and phrases or state that certain actions, events or results “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Teck Cominco or Inco to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These forward-looking statements include estimates, forecasts, and statements as to management’s expectations concerning the company, including after its proposed acquisition of Inco, with respect to, among other things, the size and quality of the company’s development projects, mineral reserves and mineral resources, future trends, plans, strategies, objectives and expectations, including with respect to future operations, products, services and projects for the company, the proposed integration of management of the company and Inco, progress in development of mineral properties, future production, capital and mine production costs, demand and market outlook for commodities, future commodity prices and treatment and refining charges, the application of the company’s CESL technology in Inco’s operations, timing for listing Teck Cominco ‘s Class B subordinate voting shares on the NYSE, expected synergies and cost savings from the proposed acquisition of Inco, including the timing thereof, and the financial results, cash flows and operations of the company and Inco, including following the company’s proposed acquisition of Inco. These forward-looking statements involve numerous assumptions, risks and uncertainties and actual results may vary materially.

These statements are based on a number of assumptions, including, among others, assumptions regarding general business and economic conditions, interest rates, the supply and demand for, deliveries of, and the level and volatility of prices of nickel, cobalt, platinum group metals, zinc, copper, coal and gold and other primary metals and minerals as well as oil, natural gas and petroleum products produced by Teck Cominco  and Inco, the timing of the receipt of regulatory and governmental approvals for Teck Cominco ‘s and Inco’s development projects and other operations, the availability of financing for Teck Cominco ‘s and Inco’s development projects on reasonable terms, Teck Cominco ‘s and Inco’s respective costs of production and their respective production and productivity levels, as well as those of their competitors, power prices, market competition, the accuracy of Teck Cominco ‘s and Inco’s reserve estimates (including, with respect to size, grade and recoverability) and the geological, operational and price assumptions on which these are based, future commodity prices, production of commodities by the company, Inco and their respective competitors, the realization of synergies, transaction costs, and the future financial performance of the company and Inco. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause actual results to differ materially.

Factors that may cause actual results to vary include, but are not limited to: the Teck Cominco  Class B subordinate voting shares issued in connection with the proposed acquisition may have a market value lower than expected, the businesses of Teck Cominco  and Inco may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected, the expected combination benefits and synergies and cost savings from the Teck Cominco /Inco transaction may not be fully realized or not realized within the expected time frame, the possible delay in the completion of the steps required to be taken for the eventual combination of the two companies, including the possibility that approvals or clearances required to be obtained from regulatory and other agencies and bodies will not be obtained in a timely manner, business and economic conditions in the principal markets for the companies’ products, the supply, demand, and prices for metals to be produced, changes in commodity and power prices, changes in interest and currency exchange rates, inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources), unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications or expectations, cost escalation, unavailability of materials and equipment, government action or delays in the receipt of government approvals, industrial disturbances or other job action, and unanticipated events related to health, safety and environmental matters), political risk, social unrest, changes in general economic conditions or conditions in the financial markets and other risk factors related to the mining and metals industry as detailed from time to time in Teck Cominco ‘s and Inco’s reports filed with the US Securities and Exchange Commission (“SEC”).

Certain of these risks are described in more detail in the annual information form of the company and in its public filings with the SEC. The company does not assume the obligation to revise or update these forward-looking statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws.